Exhibit 99.1

Westport Fuel Systems to Announce Second Quarter Results on Tuesday, August 9, 2016

VANCOUVER, Aug. 2, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport") (TSX:WPT / Nasdaq:WPRT) announced today that it will disclose its financial results for the second quarter ended June 30, 2016 on Tuesday, August 9, 2016 before market open. To coincide with the disclosure, Westport has also scheduled a conference call for Tuesday, August 9, 2016 at 7:00 am Pacific Time (10:00 am Eastern Time).

Live Conference Call & Webcast
The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 1-604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 1-604-674-8052 using the pass code 00673. The replay will be available until August 16, 2016. Shortly after the conference call, the webcast will be archived on the Westport website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Inquiries: Ryder McRitchie, Vice President, Investor Relations, Westport Fuel Systems, T: 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 02-AUG-16